As filed with the Securities and Exchange Commission on December 7, 2000

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO. 2)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   NorthPoint Communications Group, Inc.
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                              (Name of Issuer)

                  Common Stock, Par Value $0.001 per Share
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                       (Title of Class of Securities)

                                666610 20 9
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                               (CUSIP Number)

                            Marianne Drost, Esq.
                        Verizon Communications Inc.
                        1095 Avenue of the Americas
                             New York, NY 10036
                               (212) 395-1783

                              With a copy to:

                          Martha E. McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             November 29, 2000
   ---------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o



CUSIP NO.   666610 20 9                13D                 PAGE 2 OF 12 PAGES
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  1    NAMES OF REPORTING PERSONS

          Verizon Communications Inc.*
          (I.R.S. IDENTIFICATION NO. 232259884)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS

          WC
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
             N/A
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                               7    SOLE VOTING POWER
                                        11,436,207**
         NUMBER OF             ----------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                    N/A
          OWNED BY             ----------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                      11,436,207
           PERSON              ----------------------------------------------
            WITH               10   SHARED DISPOSITIVE POWER
                                        N/A
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,436,207
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             N/A
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.9%***
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  14   TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!



* Verizon Investments Inc. is a wholly-owned subsidiary of Verizon Communications Inc. ("Verizon Communications") (formerly Bell Atlantic Corporation). Verizon Investments Inc. owns 153,473.9 shares of NorthPoint Communications Group, Inc.'s 9% Convertible Preferred Stock (the "Preferred Stock"). Verizon Communications does not have any interest in shares of NorthPoint Communications Group, Inc.'s capital stock independent of its ownership interest in Verizon Investments Inc.

** The number of shares of Common Stock reported is determined by dividing the aggregate purchase price for the Preferred Stock of $150 million plus accrued dividends by the conversion price of $13.42.
      The number of shares is subject to increase over time due to the accrual of pay-in-kind dividends. Verizon Investments Inc. will not have voting rights until the requisite govern ment approvals are obtained.

*** The 7.9% is determined by dividing the 11,436,207 shares of Common Stock issuable upon conversion of the the Preferred Stock described in Sections 7 and 11 above by the sum of the 133,321,089 shares of Common Stock outstanding as of September 30, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock.


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  1    NAMES OF REPORTING PERSONS

          Verizon Advanced Data Inc.*  (I.R.S. IDENTIFICATION NO. 541885544)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS

           N/A
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
             N/A
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER
                                         N/A
         NUMBER OF             ----------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                     N/A
          OWNED BY             ----------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       N/A
           PERSON              ----------------------------------------------
            WITH               10   SHARED DISPOSITIVE POWER
                                         N/A
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             N/A
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             N/A
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             N/A
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


  * Due to the termination of the Voting Agreements (as defined in Item 4 below), Verizon Advanced Data Inc. has no beneficial ownership of NorthPoint Communications Group, Inc.'s common stock.



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  1    NAMES OF REPORTING PERSONS

          Verizon Ventures I Inc.*  (I.R.S. IDENTIFICATION NO. 23-3052545)
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS

           N/A
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
             N/A
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER
                                         N/A
         NUMBER OF             ----------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                     N/A
          OWNED BY             ----------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       N/A
           PERSON              ----------------------------------------------
            WITH               10   SHARED DISPOSITIVE POWER
                                         N/A
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             N/A
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             N/A
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             N/A
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


  * Due to the termination of the Voting Agreements, Verizon Ventures I Inc. has no beneficial ownership of NorthPoint Communications Group, Inc.'s common stock.



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  1    NAMES OF REPORTING PERSONS

          Verizon Investments Inc.  (I.R.S. IDENTIFICATION NO. 133191789)
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS

           WC
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
             N/A
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-----------------------------------------------------------------------------
                               7    SOLE VOTING POWER
                                         11,436,207*
         NUMBER OF             ----------------------------------------------
           SHARES              8    SHARED VOTING POWER
        BENEFICIALLY                     N/A
          OWNED BY             ----------------------------------------------
            EACH               9    SOLE DISPOSITIVE POWER
         REPORTING                       11,436,207
           PERSON              ----------------------------------------------
            WITH               10   SHARED DISPOSITIVE POWER
                                         N/A
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,436,207
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             N/A
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.9%**
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


* The number of shares of Common Stock reported is determined by dividing the aggregate purchase price for the Preferred Stock of $150 million plus accrued dividends by the conversion price of $13.42.
      The number of shares is subject to increase over time due to the accrual of pay-in-kind dividends. Verizon Investments Inc. will not have voting rights until the requisite government approvals are obtained.

** The 7.9% is determined by dividing the 11,436,207 shares of Common Stock issuable upon conversion of the the Preferred Stock described in Sections 7 and 11 above by the sum of the 133,321,089 shares of Common Stock outstanding as of September 30, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock.



            This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by Verizon Communications Inc., a Delaware corporation ("Verizon Communications"), Verizon Advanced Data Inc., a Delaware corporation, Verizon Ventures I Inc., a Delaware corporation, and Verizon Investments Inc., a Delaware corporation, with respect to the common stock, par value $.001 per share, of NorthPoint Communications Group, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D filed by Verizon Communications, Verizon Advanced Data Inc. and Verizon Ventures I Inc. on August 17, 2000, as amended on September 7, 2000.

            The Schedule 13D previously filed is hereby amended by the following information:

ITEM 1.     Security and Issuer.

            This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of the Issuer issuable upon conversion of the 150,000 shares of 9% Convertible Preferred Stock of the Issuer purchased by Verizon Investments Inc. on September 5, 2000 (the "Preferred Stock").

            Due to the termination of the Merger Agreement (defined below) by Verizon Communications on November 29, 2000 as described in Item 4 below, the dividend accrual rate of the Preferred Stock increased from 9% to 13% per annum on the date of such termination and will continue to increase by an additional 0.5% every three months commencing December 5, 2000, subject to a maximum annual accrual rate of 18%.

ITEM 4.     Purpose of Transaction.

            On November 29, 2000, Verizon Communications terminated the Agreement and Plan of Merger, dated as of August 7, 2000 (the "Merger Agreement"), by and among Verizon Communications, the Issuer, Verizon Ventures I Inc. and Verizon Ventures II Inc. as permitted under the Merger Agreement due to the occurrence of a Material Adverse Effect (as defined in the Merger Agreement) on the Issuer. Upon termination of the Merger Agreement, the covenants and agreements contained in the Voting and Lock-up Agreements, each dated as of August 7, 2000 (the "Voting Agreements"), with several principal stockholders and officers of the Issuer terminated.

ITEM 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, none of the Reporting Persons owns any shares of Common Stock. The aggregate number of shares of the Common Stock which Verizon Communications may be deemed to have beneficial ownership of under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, is 11,436,207. This constitutes approximately 7.9% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock).

            (b) Verizon Communications, indirectly through Verizon Investments Inc., possesses the sole power to dispose of or direct the disposition of the Preferred Stock. Assuming the receipt of the requisite government approvals, Verizon Communications, indirectly through Verizon Investments Inc., possesses the sole power to vote or direct the vote of the Preferred Stock. The certificate of designation which established the terms of the Preferred Stock provides, among other things, that upon the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder and the receipt of any required approvals under the Communications Act of 1934, as amended, the rules and regulations thereunder and the policies of the Federal Communications Commission, each holder of the Preferred Stock will have full voting rights and powers, and will be entitled to vote on all matters put to a vote or consent of stockholders of the Issuer, voting together with the holders of the Common Stock as one class, with each holder of shares of the Preferred Stock having the number of votes equal to the number of shares of Common Stock into which such shares of the Preferred Stock could be converted. As of December 5, 2000, on an as converted basis, the Preferred Stock represents 11,436,207 shares of Common Stock or 7.9% of the effective number of outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 2000 plus the number of shares of Common Stock issuable with respect to the Preferred Stock). Due to the termination of the Merger Agreement, Verizon Communications is no longer required to receive the written consent of the Issuer prior to transferring the Preferred Stock.

            Due to the termination of the Merger Agreement, all voting rights granted by the Voting Agreements have terminated.



                                 SIGNATURES

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 7, 2000

                              VERIZON COMMUNICATIONS, INC.


                              By: /s/ Lawrence T. Babbio, Jr.
                                 ___________________________________
                              Name:  Lawrence T. Babbio, Jr.
                              Title: President and Chief Operating
                                     Officer


                              VERIZON ADVANCED DATA INC.
                              VERIZON VENTURES I INC.


                              By: /s/ Diane K. Ferber
                                 ___________________________________
                              Name:  Diane K. Ferber
                              Title: Vice President, Chief Financial
                                     Officer and Treasurer


                              VERIZON INVESTMENTS INC.


                              By: /s/ Janet M. Garrity
                                 ___________________________________
                              Name:  Janet M. Garrity
                              Title: President and Treasurer